

Mail Stop 3720

March 20, 2007

Via U.S. Mail and Fax (407) 971-8468
Iurie Bordian
President
Emerging Media Holdings, Inc.
1809 East Broadway Street
Suite 175
Oviedo, FL 32765

> **RE:** **Emerging Media Holdings, Inc.**
> **Form 10-SB for the period ended September 30, 2006**
> **Filed March 8, 2007**
>
> **File No. 0-52408**

Dear Mr. Bordian:

We have reviewed your supplemental response letter dated February 20, 2007 as well as your filing and have the following comments. As noted in our comment letter dated February 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-SB

Emerging Media Holdings Inc and Subsidiaries

Financial Statements for the period ending September 30, 2006

Note 1 – Description of Business and Summary of Significant Accounting Policies

Basis of Presentation, page F-7

1. Disclose the number of shares transferred to associates of Cabavarum. Also disclose the nature of the related ownership of the associates with Cabavarum that results in a change in control of Emerging Media Holdings.

    Delete the sentence at page F-8 that refers to "purchase accounting with no goodwill recorded". Also revise the disclosure in the last paragraph at page F-7 to describe the transaction as a recapitalization, not a reverse acquisition.   This type of merger with a public shell is considered a capital transaction in substance, rather than a business combination. You should explain that the financial statements reflect the assets and liabilities of Cabavarum and Analytic Media Group at historical carrying amounts.

Emerging Media Holdings Inc (Development Stage Company)

Financial Statements for the period ending December 31, 2005, page F2-2

Cabavarum S.R.L

Financial Statements for the period ending December 31, 2005, page F3-2

2. Remove the financial statements for Emerging Media Holdings Inc (Development Stage Company) and Cabavarum S.R.L. and subsidiary since the financial statements of Emerging Media Holdings Inc and Subsidiaries beginning at page F2 represent the financial position and operations of the registrant after the recapitalization transaction.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director